Correspondence


                             Cambridge Holdings, Ltd
                          106 S. University Blvd., #14
                                Denver, CO 80209

                                February 11, 2008



Via Edgar and Facsimile (202) 772-9209
--------------------------------------

Ms. Linda van Doorn, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
460 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C.  20549-7010

         Re:      File No. 000-12962
                  Form 10-KSB for the year ended June 30, 2007
                  Form 10-QSB for the quarter ended September 30, 2007

Dear Ms. Van Doorn:

     Following receipt of your letter dated February 4, 2008, concerning the staff's review of the above referenced Company filings, we advise you as follows:

     The Company's officers, by signing individually below, confirm to the staff that the certifications required by Exchange Act Rule 13a-14(a) included in the Form 10-KSB and Form 10-QSB as filed were made in a personal capacity and that such certifications to be made in future filings will be revised to exclude the title of each certifying individual from the opening sentence.

     The Company confirms to the staff that the certifications required by Exchange Act Rule 13a-14(a) to be included with future filings of Forms 10-KSB and Forms 10-QSB will be revised to exclude the title of each certifying individual from the opening sentence.

     In conjunction with this response, the Company acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please advise if there are any further questions on this response.


                                        Respectfully submitted,

                                        CAMBRIDGE HOLDINGS, LTD.

                                        /s/ Jeffrey G. McGonegal
                                        ------------------------
                                        Jeffrey G. McGonegal
                                        Chief Financial Officer



                                        Acknowledged individually,


                                        /s/ Gregory Pusey
                                        -----------------
                                        Gregory Pusey



                                        /s/ Jeffrey G. McGonegal
                                        ------------------------
                                        Jeffrey G. McGonegal